8 2-5097

04 JAN 23 AM 7:21

AQUARIUS
PLATINUM LIMITED

04012384

22 January 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge	6 August 2003	ASX & LSE	Announcement	Appendix 3Y Change of Director's Interest Notice
E-Lodge	7 August 2003	ASX & LSE	Announcement	Zimasco Consolidated Enterprises Ltd Ceases to be Substantial Shareholder in Aquarius Platinum Ltd.
E-Lodge	19 August 2003	ASX & LSE	Announcement	Appendix 4E Preliminary final report Period ending 30 June 2003

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED

NICK BIAS
INVESTOR RELATIONS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

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Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Patrick Quirk
Date of last notice	17/07/02

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Quirk has a beneficial interest in Zimasco Consolidated Enterprises Limited.
Date of change	5th August 2003
No. of securities held prior to change	Partial/indirect interest in 6,862,658 shares
Class	Ordinary
Number acquired	N/A
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	1,629,878 held directly

+ See chapter 19 for defined terms.

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Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to a distribution by Zimasco Consolidated Enterprises Limited (ZCE) (holder of 6,862,658 shares in Aquarius Platinum Limited) to its shareholders.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

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AQUARIUS
PLATINUM LIMITED

7 August 2003

ZIMASCO CONSOLIDATED ENTERPRISES LTD CEASES TO BE SUBSTANTIAL SHAREHOLDER IN AQUARIUS PLATINUM LIMITED

Aquarius Platinum Limited (Aquarius or the Company) have received a notice from Zimasco Consolidated Enterprises Ltd. (Zimasco) advising that they now cease to be a substantial shareholder in the Company, following an in specie distribution of their entire Aquarius shareholding to Zimasco shareholders.

Zimasco's shareholding in Aquarius was issued following Aquarius' acquisition from Zimasco of a 50% equity interest in ZCE Platinum Ltd, which owns the Mimosa Platinum Mine. The shares were the subject of restrictive trading terms which expire on the third anniversary date, being 1 July 2005.

Zimasco shareholders are obliged to adhere to these terms.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum (Australia) Limited
+61 8 9367 5211

In the United Kingdom:
Phil Dexter
St James's Corporate Services Limited
+44 207 499 3916

In South Africa:
Nick Bias
Aquarius Platinum Limited
+ 44 788 792 0530

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Appendix 4E

Preliminary final report
Period ending 30 June 2003

1. Details of the reporting period and the previous corresponding period

Name of entity		
Aquarius Platinum Limited		
ABN or equivalent company reference	**Reporting period**	**Previous corresponding period**
087 577 893	Year ended 30/06/03	Year ended 30/06/02

2. Results for announcement to the market

Extracts from this report for announcement to the market. $US'000

2.1	Revenues from ordinary activities	up	0.5 %	to	96,862
2.2	Profit from ordinary activities after tax attributable to members	down	51.6 %	to	10,544
	Profit from extraordinary items after tax attributable to members	gain (loss) of	-		-
2.3	Net profit for the period attributable to members	down	51.6 %	to	10,544 *

2.4	Dividends	Amount per security	Franked amount per security
	Final dividend	To be considered at September Board meeting	- ¢
	Interim dividend	2 ¢	- ¢

2.5 Record date for determining entitlements to the dividend: To be determined

2.6 Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

*	Net profit on a "cash basis" *(refer note 3)*	down	26.4 %	to	28,061
	Amortisation and depreciation *(refer note 3)*				(17,517)
	Net profit for the period attributable to members	down	51.6 %	to	10,544

Refer to the Annual Results announcement released in conjunction with this appendix 4E to the market on 19th August 2003.

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3. Consolidated statement of financial performance

Prepared in accordance with International Financial Reporting Standards (IFRS)

	Current period - $US'000	Previous corresponding period - $US'000
Revenue *(note 3.1)*	96,862	96,421
Cost of sales *(note 3.2)*	(57,562)	(36,480)
Gross profit	**39,300**	59,941
Amortisation of fair value uplift of mineral properties	(11,374)	(11,001)
Gross profit after amortisation of fair value uplift of mineral properties	**27,926**	48,940
Administrative costs	(4,745)	(2,802)
Other operating costs	(1,181)	(1,716)
Foreign exchange movements	(1,852)	(1,499)
Profit from operating activities	**20,148**	42,923
Finance costs *(note 3.3)*	(2,040)	(5,557)
Profit before income tax	**18,108**	37,366
Income tax on ordinary activities *(note 3.4)*	(6,456)	(14,693)
Net profit from ordinary activities	**11,652**	22,673
Net profit attributable to outside equity interests	(1,108)	(903)
Net profit for the period attributable to members	**10,544**	**21,770**

Earnings per security (EPS)	Current period	Previous corresponding period
Basic EPS *(note 14.1)*	13.22 cents	30.19 cents
Diluted EPS *(note 14.1)*	13.21 cents	30.19 cents

Net profit on a "cash basis"	Current period	Previous corresponding period
Net profit for the period on a cash basis *	**28,061**	**38,144**
Amortisation and depreciation of mining assets	(6,094)	(5,310)
Depreciation of property, plant and equipment	(49)	(63)
Amortisation of fair value uplift of mineral properties	(11,374)	(11,001)
Total depreciation and amortisation	**(17,517)**	**(16,374)**
Net profit for the period attributable to members	**10,544**	**21,770**

* Net profit on a "cash basis" is defined as net profit before deducting all forms of depreciation and amortisation

82-5097

Notes to the consolidated statement of financial performance

3.1 Revenue from ordinary activities

	Current period - $US'000	Previous corresponding period - $US'000
Recorded revenue from sales or services	105,911	88,499
Net exchange adjustments on sales	(10,498)	6,177
Revenue from sales or services	95,413	94,676
Interest revenue	1,316	1,264
Other revenue	133	481
Total revenue	**96,862**	**96,421**

3.2 Cost of sales

	Current period - $US'000	Previous corresponding period - $US'000
Amortisation and depreciation	(6,094)	(5,310)
Costs of inventories recognised as an expense	(51,221)	(30,867)
Royalties	(247)	(303)
Total cost of sales	**(57,562)**	**(36,480)**

3.3 Finance costs

	Current period - $US'000	Previous corresponding period - $US'000
Interest on loans and borrowings	(10,947)	(9,032)
Net exchange losses on loans and borrowings	-	-
	(10,947)	(9,032)
Less interest costs capitalised in mining assets	8,907	2,535
Less other borrowing costs capitalised in mining assets	-	940
Finance costs expensed	**(2,040)**	**(5,557)**

3.4 Income tax on ordinary activities

	Current period - $US'000	Previous corresponding period - $US'000
Current foreign tax	(4,018)	(16,509)
Deferred foreign tax	(2,438)	1,816
Income tax expense before minority interest	**(6,456)**	**(14,693)**

4. Consolidated statement of financial position

Prepared in accordance with International Financial Reporting Standards (IFRS)

	Current period - $US'000	Previous corresponding period - $US'000
Non-current assets		
Receivables	7,277	6,775
Investments	21	90
Property, plant and equipment	134	297
Mining assets *(note 4.1)*	301,954	192,064
Total non-current assets	**309,386**	**199,226**
Current assets		
Cash and cash equivalents *(notes5 and 5.1)*	17,001	32,306
Trade and other receivables	40,103	32,241
Investments	522	6
Inventories	6,249	2,284
Other	385	7
Total current assets	**64,260**	**66,844**
Total assets	**373,646**	**266,070**
Non-current liabilities		
Payables	50,066	36,065
Interest bearing liabilities	56,870	39,479
Deferred tax liabilities	51,063	42,456
Provisions	3,091	1,008
Total non-current liabilities	**161,090**	**119,008**
Current liabilities		
Trade and other payables	16,936	8,567
Interest bearing liabilities	13,355	8
Current tax liabilities	5,279	16,383
Provisions	339	28
Total current liabilities	**35,909**	**24,986**
Total liabilities	**196,999**	**143,994**
NET ASSETS	**176,647**	**122,076**
Shareholders equity		
Issued capital	11,963	10,934
Share premium reserve	121,142	83,214
Foreign currency translation reserve	961	(6,600)
Retained earnings	38,987	33,228
Total capital and reserves	**173,053**	**120,776**
Minority interests	3,594	1,300
TOTAL EQUITY	**176,647**	**122,076**

Notes to the consolidated statement of financial position

4.1 Mining assets

	Current period $US'000	Previous corresponding period - $US'000
Opening balance	192,064	182,519
Mining assets and development costs acquired during current period	34,323	9,705
Expenditure incurred during current period	63,163	32,674
Expenditure written off during current period	(257)	-
Mining assets disposed of during current period	(128)	(28)
Amortisation charge for the current period	(17,468)	(16,311)
Net exchange differences	30,257	(16,495)
Closing balance as shown in the consolidated balance sheet	**301,954**	**192,064**

82-5097

5. Consolidated statement of cash flows

Prepared in accordance with International Financial Reporting Standards (IFRS)

	Current period $US'000	Previous corresponding period - $US'000
Cash flows related to operating activities		
Receipts from customers	110,085	92,266
Payments to suppliers and employees	(65,716)	(45,832)
Interest and other items of similar nature received	1,522	1,264
Interest and other costs of finance paid	(6,195)	(2,106)
GST/VAT received	13,680	-
Income taxes paid	(21,822)	(8,024)
Net operating cash flows	**31,554**	**37,568**
Cash flows related to investing activities		
Payments for mineral exploration	(1,349)	(140)
Payments for acquisition of mineral tenements	(3,746)	-
Payments for mine development costs	(69,110)	(30,556)
Payment for purchases of property, plant and equipment	(12)	(35)
Proceeds from sale of property, plant and equipment	109	18
Payment for purchases of equity investments	-	(72)
Payment for purchases of other investments	(422)	-
Payments for mine closure/rehabilitation costs	(246)	-
Cash acquired from subsidiaries	9,734	-
Payments for acquisition of outside equity interest in controlled subsidiary Kroondal Platinum Mines Limited	-	(1,056)
Net investing cash flows	**(65,042)**	**(31,841)**
Cash flows related to financing activities		
Proceeds from issues of +securities (shares, options, etc.)	-	425
Payments for share issue and listing expenses	(306)	-
Proceeds from borrowings	16,037	-
Repayment of borrowings	(1,085)	(19)
Dividends paid	(4,772)	(4,278)
Return of capital to minority interests	-	(164)
Net financing cash flows	**9,874**	**(4,036)**
Net increase (decrease) in cash held	**(23,614)**	**1,691**
Cash at beginning of period *(see Reconciliation of cash, note 5.1)*	32,306	33,290
Exchange rate adjustments	8,304	(2,675)
Cash at end of period *(see Reconciliation of cash, note 5.1)*	**16,996**	**32,306**

Notes to the consolidated statement of cash flows

5.1 Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $US'000	Previous corresponding period - $US'000
Cash on hand and at bank	13,551	29,771
Short-term deposits	3,450	2,535
Bank overdraft	(5)	-
Total cash at end of period	**16,996**	**32,306**

5.2 Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows.

Acquisition of 50% of ZCE Platinum Limited

On 1 July 2002, Aquarius purchased 50% of the issued capital of ZCE Platinum Limited (ZCEP). The consideration for the shares in ZCEP of GBP26,692,307 (US$39million) was settled by way of the issue of 6,862,658 shares in Aquarius valued at approximately GBP3.89 per share. ZCEP, which is registered in the Republic of Mauritius, owns 100% of Mimosa Mining Company (Private) Limited, a company registered in Zimbabwe which exploits the Mimosa platinum property located on the Great Dyke in Central Zimbabwe.

Details of the acquisition are as follows:

Fair value of identifiable net assets of jointly controlled entity acquired:	Current period $US
Cash	19,372,388
Receivables	2,821,422
Prepayments	2,583
Inventory	1,424,532
Mining assets	61,092,835
Investments	160,320
Payables	(1,333,296)
Taxation liabilities	(1,496,248)
Borrowings	(2,154,292)
Provisions	(1,830,876)
	78,059,368
Percentage of assets acquired – 50%	**39,029,684**
Consideration paid:	
- shares issued	38,957,422
- incidental costs incurred in acquiring ZCEP	72,262
	39,029,684

6. Details of individual and total dividends and dividend payments

6.1	Date the final dividend, if any, is payable	Final dividend will be considered at September Board meeting
6.2	Record date to determine entitlements to the dividend (ie, on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	To be advised
6.3	Has the dividend been declared?	No

6.4 Interim and final dividends on all securities

		Total amount paid or payable US$'000	Amount per security US$	Franked amount per security (see note 4)	Amount per security of foreign source dividend
Final dividend:	Current year	To be advised	-¢	- ¢	- ¢
	Previous year	3,190	4¢	- ¢	- ¢
Interim dividend:	Current year	1,595	2¢	- ¢	- ¢
	Previous year	1,456	2¢	- ¢	- ¢

7. Details of any dividend reinvestment plan in operation and the last date for receipt of an election note for participation in any dividend reinvestment plan

The dividend reinvestment plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the dividend reinvestment plans: N/A

Any other disclosures in relation to dividends

-

8. Statement of retained earnings showing movements

Consolidated retained profits

	Current period - $US'000	Previous corresponding period - $US'000
Retained profits (accumulated losses) at the beginning of the financial period	33,228	15,736
Net profit (loss) attributable to members	10,544	21,770
Dividends and other equity distributions paid or payable	(4,785)	(4,278)
Retained profits (accumulated losses) at end of financial period	**38,987**	**33,228**

9. Net tangible assets per security (NTA)

Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the+ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc).

	Current period	Previous corresponding period
Net tangible asset backing per +ordinary security	N/A	N/A

10. Details of entities over which control has been gained or lost during the period

Name of entity (or group of entities) and date of the gain or loss of control	Contribution to net profit (loss)		Profit (loss) for the previous corresponding period	
	Current period $US'000	Previous corresponding period - $US'000	Current period $US'000	Previous corresponding period - $US'000
	-	-	-	-
	-	-	-	-

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11. Details of associates and joint venture entities

The economic entity has an interest (that is material to it) in the following entities.

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
	Current period	Previous corresponding period	Current period $US'000	Previous corresponding period - $US'000
ZCE Platinum Limited from 1 July 2002	50%	-	5,483	-
Total			**5,483**	-

Group's share of associates' and joint venture entities':	Current period $US'000	Previous corresponding period - $US'000
Profit (loss) from ordinary activities before tax	7,135	-
Income tax on ordinary activities	(1,652)	-
Profit (loss) from ordinary activities after tax	**5,483**	-
Adjustments	-	-
Share of net profit (loss) of associates and joint venture entities	**5,483**	-

12. Other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position

Significant economic developments in Zimbabwe

There has been considerable movement in the currency markets in Zimbabwe over the past year caused by very high levels of inflation and a fluid and unsettled exchange control environment. In February 2003, the government of Zimbabwe fixed the rate of exchange at Z$824 to US$1. Due to this measure, the application of IAS 29 (which deals with hyperinflation accounting) is not considered an appropriate reporting medium. The ZCEP group has adopted the functional currency concepts as its reporting medium (refer to commentary in item 14.3).

	ZCEP **AQP 50% share** **US$000's**
For the year ended 30 June 2003:	
Segment revenue	17,639
Segment result	7,135
As at 30 June 2003:	
Segment assets	50,023
Segment liabilities	6,510

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13. For foreign entities - accounting standards used in compiling the report

This report has been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Interpretations Committee of the IASB.

14. Commentary on the results for the period

Refer to the Annual Results announcement released in conjunction with this appendix 4E to the market on 19th August 2003.

14.1 Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	Current period US$ 000's	Previous corresponding period US$ 000's
Net Profit:	11,652	22,673
Adjustments:		
Net profit attributable to outside equity interest	(1,108)	(903)
Earnings used in calculating basic and diluted earnings per share	**10,544**	**21,770**
	Current period Number of Shares	**Previous corresponding period Number of Shares**
Weighted average number of ordinary shares used in calculating basic earnings per share	**79,753,892**	**72,109,946**
Effect of dilutive securities:		
Share options	85,125	-
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**79,839,017**	**72,109,946**

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14.2 Issued and quoted securities at end of current period

Category of securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
Ordinary securities	79,753,892	78,023,892		
Changes during current period:				
Increases through issues	6,862,658	6,862,658	£3.89	£3.89
Increases through option conversions	-	-	-	-
Decreases through returns of capital, buybacks, redemptions	-	-	-	-
Options *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
Unlisted options each convertible for one ordinary share	1,715,000	-	£2.50	23/10/11
Unlisted options each convertible for one ordinary share	400,000	-	£3.43	2/10/12
Changes during current period:				
Issued during current period	400,000	-	£3.43	2/10/12
Exercised during current period	-	-	-	-
Expired during current period	-	-	-	-

14.3 Changes in accounting policies

Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.

The Aquarius group's 50% interest in ZCEP is accounted for by proportionate consolidation in accordance with IAS 31, "Financial Reporting of Interests in Joint Ventures".

The ZCEP group financial statements incorporate those of its controlled entities which have been presented using United States dollars as the measurement currency. This represents a change in measurement currency from Zimbabwe dollars which were used at the date of acquisition by Aquarius. The change is a result of a reassessment of the choice of measurement currency in accordance with the guidelines provided by the Standing Interpretations Committee of the International Accounting Standards Committee in SIC 19.

The fair value of identifiable net assets of ZCEP acquired at 1 July 2002 have been reassessed accordingly.

14.4 Segment reporting

Geographical segments

30 June 2003	Corporate USD000	South Africa USD000	Zimbabwe USD000	Eliminations USD000	Consolidated USD000
External sales	-	77,880	17,533	-	95,413
External other revenues	394	949	106	-	1,449
Intersegment revenues	501	-	-	(501)	-
Segment revenue	**895**	**78,829**	**17,639**	(501)	96,862
Segment result	**(2,409)**	**13,498**	**7,135**	(116)	18,108
Income tax expense					(6,456)
Profit after tax					11,652
Minority interest					(1,108)
Net profit					10,544
Segment assets	**13,409**	**310,214**	**50,023**	-	373,646
Segment liabilities	**(205)**	**(190,284)**	**(6,510)**	-	(196,999)
Other information:					
Capital expenditure	-	-	-	-	-
Amortisation and depreciation	(49)	(17,129)	(339)	-	(17,517)
Other non-cash expenses	(279)	(9,929)	(680)	-	(10,888)

14.5 Subsequent events

A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments.

A Pooling and Sharing Agreement (P&SA), signed in June 2003, with Anglo American Platinum Corporation Ltd was announced subject to certain conditions precedent, including regulatory approval. This agreement provides for the contribution of the assets and the operations of AQPSA's Kroondal mine to those of a portion of the Anglo American Platinum Corporation Ltd's Rustenburg Platinum Mines Ltd (Rustenburg) from November 2003. This will have the effect of extending the life of Kroondal to 2016 and will increase reserves and resources available to Kroondal to 3.76 million PGM ounces from 1.23 million PGM ounces.

Statements in relation to accounts and audit

15. This report is based on accounts to which one of the following applies.

☐	The accounts have been audited (refer audit attached report).	☐	The accounts have been subject to review (refer attached review report).
☑	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

16. If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification.

Nil

17. If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the likely dispute or qualification.

Sign here: .... Date: ...19 August 2003.........................
(Company Secretary)

Print name: WILLI BOEHM...

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AQUARIUS
PLATINUM LIMITED

FACSIMILE TRANSMISSION

Date:	22 January 2004	
To:	Office of International Corporation Finance	
Company:	Securities and Exchange Commission	
Fax:	0011 1 202 942 9624	
From:	Nick Bias	
Number of Pages:	22	*(Including this cover page)*
Re:	**Aquarius Platinum Limited – File # 82-5097**	

The information contained in this facsimile message may be confidential and/or subject to copyright. If you are not the intended recipient, any use, disclosure or copying of this document is unauthorised. If you have received this document in error, please notify us immediately on telephone number (61 8) 9485 2111.

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

22 January 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge	19 August 2003	ASX & LSE	Announcement	Financial Results for the year ended 30 June 2003
E-Lodge	5 September 2003	ASX & LSE	Announcement	Competition Authorities Approve Kroondal Pool & Shjare Arrangement
E-Lodge	11 September 2003	ASX & LSE	Announcement	Aquarius Platinum declares a final 2003 dividend of US 3 cents per share
E-lodge	3 October 2003	ASX & LSE	Announcement	Notice of Annual General Meeting

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED

NICK BIAS
INVESTOR RELATIONS

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AQUARIUS
PLATINUM LIMITED

19 August 2003

CREDIBLE PERFORMANCE IN A CHALLENGING YEAR, WITH THE GROUP EVOLVING TO A MULTI-ASSET LONGER-LIFE OPERATOR, ON TRACK FOR +600 000 PGM OUNCES IN 2006

Highlights of the year:

Operational

- Group production up 25% to 271,727 PGM ounces. (Kroondal: 209,061 ounces; Marikana: 28,146 ounces; Mimosa: 34,520 ounces)
- Marikana Mine constructed, commissioned and handed to operations 1 July 2003
- Mimosa mine expansion completed
- Everest South feasibility study completed, upgraded to full-bankable status and awarded mining licence

Financial

- Net profit after tax "cash basis" - US$28.0M (35.1 US cents per share) from,
- Revenues of US$96.9M, resulting in an,
- Accounting profit (to IAS) of US$10.5M (13.2 US cents per share) after amortisation and depreciation of US$17.5M

Strategic

- Acquisition of a 50% interest in the Mimosa Mine
- Pooling and Sharing Agreement with Anglo Platinum, extending the life of Kroondal to 2016
- Black Economic Empowerment (BEE) strategy in execution
- Shareholder protection provisions incorporated into Company Bye-laws

Aquarius Platinum Limited (Aquarius) announces a group net profit after interest and tax of US$10.5M for the year ended 30 June 2003, after charging depreciation and amortisation of US$17.5M and interest expense of US$2M. Second half earnings were marginally up 6% on first half earnings (from 6.41 US cents per share to 6.81 US cents per share) on increased production of 150,727 PGM ounces compared to 121,000 PGM ounces in the first half. The net profit after tax on a "cash basis" for the year was US$28.0M (35.1 US cents per share) down 26% from the previous year. The difference between "cash basis" and IAS accounting results for the period reflects depreciation of mining assets (US$ 6.1M) and amortisation of the fair value uplift on the purchase of minority interests in Kroondal Platinum Mines Limited (US$11.4M).

Total revenue (after net exchange adjustments on AQPSA sales) for the year was US$96.9M, marginally up from US$96.4M in the previous year. Of major effect to revenue and cost of sales was a turnaround from a depreciating South African currency to one that markedly appreciated during the financial year.

This impacted revenue in AQPSA as pipeline effects (adjusting revenue recorded at time of production to cash received at the end of the three month pipeline) reduced revenues generated by US$10.5M from US$88.4M to US$77.9M. In financial year 2002, this effect was positive, enhancing revenues by US$6.2M,

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a swing of US$16.7M year on year. Mimosa, for which revenue recorded and the cash receipt are the same, reported revenues of US$17.5M.

The currency unfavourably impacted operating costs as reported, on conversion of the ZAR costs to US dollars. As a result, unit costs at Kroondal were US$204 per PGM ounce, up from US$149 per PGM ounce. In addition to the currency impact, unit costs were further increased by a decrease in PGM ounces produced, from 217,296 in 2002 to 209,061 in 2003 due to geological issues.

CEO Mr Stuart Murray said, "Aquarius has posted a credible performance in what has been a challenging year. The group is evolving into a multi-asset longer-life operator, on track for more than 600,000 PGM ounces in 2006, from a single mine operator producing 80,000 PGM ounces. This represents an eight-fold increase since 2000.

"We recognise that we cannot depend on a depreciating currency in both South Africa and Zimbabwe to cushion operational issues at the mines. The margin generated by the mines is dependant on three factors: metal prices, exchange rates and unit costs. Two of these factors are beyond management control; that leaves unit cost as the key driver of our profitability.

"We have seen the impact of volume reduction on costs at Kroondal where unit costs rose some 20% in South African Rand terms. Although the cash margin at this operation is still above 52%, it shows that we need to work smarter to meet the challenges facing our mines. To this end we have embarked on a process that envisages Kroondal increasing output to 10% beyond the best achieved historical monthly production. This process known as "Beyond 22k" will draw on six identified initiatives, addressing the past and current operational issues to endeavour to raise the output at Kroondal to in excess of 22,000 ounces of PGM per month. This is our response to extracting more value from the asset.

"We have and will emerge in a stronger position, poised to continue delivery on our consistent growth strategy notwithstanding the impact of the Rand."

Key aspects of this growth strategy have been the acquisition of a 50% equity interest in ZCE Platinum in July 2002, which owns the Mimosa mine in Zimbabwe and executing a Pooling and Sharing Agreement with Anglo Platinum in June 2003.

"This has seen Aquarius transform from a one mine, two project company in 2002 to a three mine (Kroondal, Marikana and Mimosa), two project (Everest South and Kroondal) company. The P&SA will increase the Kroondal life of mine by 8 years, whilst adding operational flexibility with 2.53 million new PGM ounces to Aquarius' PGM ore reserves. Marikana and Mimosa will reach full capacity during 2004 with the Kroondal P&SA expansion and Everest South some 12 to 18 months later.

In 2003, Aquarius achieved a 25% increase in PGM production to 271,727 ounces. Production during the second half of this financial year was 150,727 PGM ounces compared to 121,000 PGM ounces for the first half of this financial year. This increase follows the successful expansion of the Mimosa mine and ramp up production at Marikana. The benefits of this increased production while not flowing through to the bottom line have decreased the impact of the significantly stronger ZAR against the US dollar.

The average basket price of PGMs for the year at Kroondal was US$509 per PGM ounce, in line with the previous year. Mimosa achieved an average basket price of US$456 per PGM ounce for the year.

Cash costs (on mine at Kroondal) increased by 21% in Rand terms due to local inflation and additional redevelopment works completed to negate geological disturbances encountered during the year such as pot holes, faults and pegmatite intrusions. These caused a decrease in PGM ounces production at Kroondal of 3.8%.

Net interest payable of US$2M has been expensed for the year ended 30 June 2003. This amount is net of US$8.9M capitalised against projects under construction.

Depreciation increased to US$6.1M from US$5.4M as a result of the increased production and the proportionate consolidation of ZCE Platinum. Amortisation arising from the fair value uplift to mineral properties in Kroondal Platinum Mines Limited was US$11.4M compared to US$11M due to lower

production at this mine on a year on year basis. Looking forward, the amortisation charge from Kroondal will significantly reduce as the P&SA provides a longer life.

Interest-bearing debt

During the year AQPSA drew down on existing facilities with Investec Bank increasing indebtedness from ZAR337M (US$32M) to ZAR387M (US$52M) to provide additional funds for the Group's capital projects. These included the development of the Marikana mine and further development of the Everest South project.

Capital expenditure

Capital expenditure for the year amounted to US$51.5M (2002 US$53.1M). Ongoing capital expenditure to maintain operations was US$5M with expansion capital expenditure amounting to US$46.3M (2002 US$49.7M). Expansion capital expenditure largely involved the Marikana (US$36M) and Mimosa (US$10.3) developments.

Project Development

Aquarius remains on track to produce in excess of 600,000 PGM ounces in 2006. During the year under review, Aquarius increased its PGM inventory base significantly through the acquisition of a 50% equity interest in ZCE Platinum, the development of Everest South and execution of the Pooling and Sharing Agreement with Anglo Platinum.

Aquarius Group: PGM ounces: Mine Production Profile:

	2000	2001	2002	2003	2004	2005	2006	2007
Kroondal	80,000	147,000	217,000	209,000	157,000	180,000	252,000	252,000
Marikana				28,000	144,000	151,000	145,000	151,000
Mimosa 50%				35,000	65,000	67,000	67,000	67,000
Everest South						72,000	225,000	255,000
Total	80,000	147,000	217,000	272,000	366,000	470,000	689,000	725,000

Projects in progress include:

P&SA development at Kroondal

Aquarius will fund its portion of the capital for the P&SA from current cash flows, the net proceeds on the disposal of the Waterval Block and the existing debt facility. The agreement envisages the operation of a single mining entity, however, both parties will retain ownership of the assets they contributed, with revenues, costs and profits being shared equally.

The current mineral resources and ore reserves attributable to AQPSA rise significantly to 3.76 million ounces of PGMs with the addition by Rustenburg Platinum Mines (a subsidiary of Anglo Platinum) of approximately 57 million tonnes of mineable UG2.

Everest South Project

In June the project was awarded a mining licence. The Everest South project is budgeted to commence construction in January 2004. PGM production is expected to follow 12 months later in January 2005. The Aquarius Board will receive an update on the project at the forthcoming September Board meeting.

Everest South development details:

- Complete financing arrangements: December 2003
- Commence construction: January 2004
- Production ramp up January 2005, full production July 2005

Corporate

Shareholder protection provisions

In October 2002, Aquarius incorporated provisions for the protection of all shareholders' interests in the event of an effective change of control of the Company into its bye-laws. The effect of the provisions would generally be to require any acquirer of more than 20% of the Company's equity to make an

appropriate offer to acquire all other shares of the Company. An offer for less than 100% would require prior approval by shareholders in general meeting.

Black Economic Empowerment (BEE)
Aquarius is well-positioned to meet the parameters of the South African Broad-Based Socio-Economic Charter. Says Murray "Our view is that empowerment must be at company-level to be truly meaningful, and should start in the boardroom and cascade down into the organisation. On this basis we are in the process of finalising a Memorandum of Understanding with a consortium comprising credible and bankable historically disadvantaged South Africans to buy into the company. If this buy-in can be funded in an acceptable time-frame, it will lead to a formal agreement in the medium term."

Aquarius Platinum Limited
Consolidated Income Statement
Year ended 30 June 2003
US$'000

		Half year ended		Financial year ended	
		30/12/02	30/06/03	30/6/03	30/6/02
	Note:				
Revenue	(i)	43,364	53,498	96,862	96,421
Cost of sales	(ii)	(24,649)	(32,913)	(57,562)	(36,480)
Gross profit		18,715	20,585	39,300	59,941
Amortisation of fair value uplift of mineral properties		(5,860)	(5,514)	(11,374)	(11,001)
Gross profit after amortisation of fair value uplift		12,855	15,071	27,926	48,940
Admin & operating costs	(iii)	(2,728)	(3,198)	(5,926)	(4,518)
Finance costs	(iv)	(88)	(1,952)	(2,040)	(5,557)
FX movements	(v)	(651)	(1,201)	(1,852)	(1,499)
Profit before tax		9,388	8,720	18,108	37,366
Income tax expense		(3,306)	(3,150)	(6,456)	(14,693)
Profit after tax		6,082	5,570	11,652	22,673
Minority interest	(vi)	(971)	(137)	(1,108)	(903)
Net profit for the year		5,111	5,433	10,544	21,770
Earnings per share (basic - cents)		6.41	6.81	13.22	30.19

Notes on the Consolidated Income Statement

(i) Increase in second half revenue reflects increased PGM ounces production and includes currency pipeline effects in AQPSA for the year, which moved from a positive effect of US$6.2M to a negative of US$10.5M. These are netted off against revenue recorded at time of production, US$88.5M and US$105.9M respectively.

(ii) Increased mining costs due to adverse mining conditions experienced at Kroondal plus exchange rate effect (total cost of sales US$49M) and increased production at Mimosa (cost of sales US$8.6M)

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(iii) Admin costs now includes ZCEP admin costs and the transfer to the Official List of the LSE
(iv) Finance costs are higher in second half due to interest paid on income tax
(v) Foreign exchange movements reflect loss on net monetary assets
(vi) Minority interests reflects 25% equity interest of Impala Platinum Holdings Limited (Implats) in AQPSA.

Aquarius Platinum Limited
Consolidated Cash flow Statement
Year ended 30 June 2003
US$'000

		Half year ended		Financial year ended	
		31/12/02	30/06/03	30/06/03	30/06/02
	Note:				
Net operating cash inflow	(i)	26,135	5,419	31,554	37,568
Net investing cash outflow	(ii)	(25,944)	(39,098)	(65,042)	(31,841)
Net financing cash outflow	(iii)	(4,320)	14,194	9,874	(4,036)
Net increase (decrease) in cash held		**(4,129)**	**(19,485)**	**(23,614)**	**1,691**
Opening cash balance		32,306	33,391	32,306	33,290
Exchange rate movement on cash	(iv)	5,214	3,090	8,304	(2,675)
Closing cash balance		**33,391**	**16,996**	**16,996**	**32,306**

Notes on the June '03 Consolidated Cashflow Statement

(i) Net operating cash flow includes US$58M inflow from operations, US$22M tax paid and US$5M net finance costs
(ii) Reflects payments for mine development and tenement costs (US$65M) and plant expansions (US$9M), net of cash acquired from ZCE Platinum ($10M)
(iii) Reflects payment of dividends of US$4.8M and proceeds of borrowings net of repayments (US$15M)
(iv) Reflects impact of strengthening ZAR against the US$

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Aquarius Platinum Limited
Consolidated Balance Sheet
year ended 30 June 2003
US$'000

	Note:	Half year ended 31/12/02	Half year ended 31/12/01	Financial year ended 30/06/03	Financial year ended 30/06/02
Assets					
Cash assets		33,391	30,566	17,001	32,306
Current receivables	(i)	30,906	19,558	40,103	32,241
Other current assets	(ii)	3,740	1,131	7,156	2,297
Non-current receivables	(iii)	7,093	5,913	7,277	6,775
Mining assets	(iv)	288,347	134,969	301,954	192,064
Other non-current assets		657	276	155	387
Total assets		364,134	192,413	373,646	266,070
Liabilities					
Current liabilities	(v)	35,889	70,534	35,909	24,986
Non-current payables	(vi)	43,193	-	50,066	36,065
Non-current interest-bearing liabilities	(vii)	47,669	11	56,870	39,479
Other non-current liabilities	(viii)	50,318	31,073	54,154	43,464
Total Liabilities		177,069	101,618	196,999	143,994
Net assets/(liabilities)		**187,065**	90,795	**176,647**	**122,076**
Equity					
Parent entity interest		184,141	87,091	173,053	120,776
Minority interest		2,924	3,704	3,594	1,300
Total Equity		**187,065**	90,795	**176,647**	**122,076**

Notes on the June '03 Consolidated Balance Sheet

(i) Increase in debtors due to inclusion of ZCE debtors (US$6M)
(ii) Reflects PGM concentrate inventory
(iii) Reflects Aquarius share plan loans
(iv) Increase in mining assets reflects ZCE mining assets, Marikana plant and Kroondal expansion
(v) Includes pipeline finance (US$7M), current portion of Investec and Implats loans (US$7M), tax payable (US$5M) and creditors (US$17M)
(vi) Reflects non interest bearing portion of Implats shareholder debt
(vii) Reflects Investec loans of US$47M and Implats loans of US$10M
(viii) Reflects deferred tax liabilities US$51M, provision for closure costs US$3M

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Mine Operations

Aquarius achieved a 25% increase in PGM production to 271,727 ounces during the year despite encountering problems at the Kroondal mine. Production during the second half of the financial year was 150,727 PGM ounces compared to 121,000 PGM ounces for the first half of the financial year. This increase follows the successful expansion of the Mimosa mine and ramp up production at Marikana. The Kroondal operations have been hampered by potholing and faults, which resulted in a reduced in-situ grade for a period of time.

Safety

Aquarius continues to focus heavily on health and safety at all operations. Regrettably three fatalities occurred across our operations, two at Kroondal and one at Mimosa. Changes to working practices were implemented immediately, as well as more detailed assessments analysing how such fatalities should be avoided in the future.

At Kroondal the Disabling Injury Rate (DIIR) (The number of lost time injuries expressed as a rate per 200,000 man hours worked, a lost time injury being an occurrence with one or more days lost) improved 41% to 1.16 in the 2003 financial year from 1.98 the previous year. At Marikana a DIIR of 1.01 was recorded, an encouraging start that management and employees are working to continue as the mine enters operational status. At Mimosa, even though new employees and contractors were recruited, (with a five fold increase in personnel over the year), the mine achieved a NOSA 4 platinum star status. With an increased workforce, emphasis is being placed on safety, notably through induction programs. In 2003 Mimosa achieved a DIIR of 0.87, the lowest across all operations.

Kroondal

During the year, production of 2.6 million tonnes came from underground mining and 0.3 million tonnes from open pit operations. Cash costs per milled ton for the year were US$14 (R130) from US$12 (R114) in the previous year, an increase of 14% in local currency terms. The average basket price for PGMs for the year was US$509 per PGM ounce.

Marikana

10.4 million cubic metres of overburden were stripped and 0.5 million tonnes of ROM ore were mined, during the ramp up phase of the Marikana mine. PGM production during the ramp-up phase was 28,146 ounces. The plant treated 695,000 tonnes during the year at a head grade of 3.46g/t. Recovery during this phase has been at 36.4% and is expected to improve in line with the transition from weathered ore to fresh material. It is anticipated that the optimum mix of competent ore and weathered ore should be reached in the first quarter of 2004. The mine became operational on 1 July 2003.

Mimosa Mine (Aquarius 50%)

ZCE Platinum completed the commissioning of the concentrator and other surface facilities at its expanded Mimosa operation during the first half of 2003. The underground expansion will be completed before the end of this calendar year.

PGM production for the year was 69,040 ounces and this is expected to increase to 130,000 pgm ounces in the 2004 financial year, with 135,000 pgm ounces targeted thereafter. This production was derived from a milled tonnage of 804,000 tonnes of which 755,000 was hoisted from underground during the year and the balance of 49,000 tonnes was sourced from the surface stockpile of ore built up during the expansion phase.

Cash costs per ounce for the year were US$199 and US$95 per PGM ounces after by-product credits. Base metals (nickel, copper and cobalt) - which form the by-product credits - contributed approximately 22% of revenue. In the last quarter, costs were higher than anticipated due to the combined impact of the movement in the Zimbabwe dollar : US dollar exchange rate not matching local inflation and certain imported costs being driven by a strong ZAR. Over the medium term it is anticipated that currency funding requirements will occur at rates that more closely reflect local inflation. In addition efforts are being made to reduce the impact of the strong ZAR on our imported requirements.

The average achieved basket price during the year for PGMs was US$456 per ounce, and those for nickel and copper US$3.89 per lb and US$0.72 per lb respectively.

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Operational statistics for the year were:

Production:

		Kroondal			Marikana			Mimosa (see note below)		
		Current	Previous	+/- %	Current	Previous	+/- %	Current	Previous	+/- %
	Unit	12 mths Jun 2003	12 mths Jun 2002	12 mths Ytd	12 mths Jun 2003	12 mths Jun 2002	12 mths Ytd	12 mths Jun 2003	12 mths Jun 2002	12 mths Ytd
Safety										
DIIR	Rate/200 000 man hours	1.16	1.98	(41)	1.01	-	-	0.87	-	-
Revenue Gross revenue	R'M	805	905	(11)	-	-	-	-	-	-
	US$	-	-	-	-	-	-	29	-	-
PGM basket Price	US$/ounce	509	512	(1)	-	-	-	456	-	-
Gross cash margin		52%	64%	(19)	-	-	-	63%	-	-
Nickel Price	US$/lb	3.48	2.70	29	-	-	-	3.89	-	-
Copper Price	US¢/lb	72	69	4	-	-	-	72	-	-
Ave ZAR/US$ rate		9.05	10.17	(11)	-	-	-	-	-	-
Cash Costs										
Per Rom ton	R/ton	130	114	14	-	-	-	-	-	-
	US$/ton	14	12	17	-	-	-	17	-	-
Per PGM ounce	R/ounce	1,842	1,518	21	-	-	-	-	-	-
	US$/ounce	204	149	37	-	-	-	199	-	-
Per PGM ounce after	R/ounce	1,721	n/a	-	-	-	-	-	-	-
By product credit	US$/ounce	191	n/a	-	-	-	-	95	-	-
Capital expenditure										
Current	R '000s	39,666	34,650	14	-	-	-	-	-	-
	US$ '000s	4,383	3,407	29	-	-	-	1,630	-	-
Expansion	R '000s	-	52,766	-	325,000	450,000	28	-	-	-
	US$ '000s	-	5,188	-	35,991	44,510	(19)	20,693	-	-
Mining										
Underground	ROM ton '000	2 624	2 278	15	-	-	-	755	-	-
Open Pit	ROM ton '000	335	385	(13)	695	-	-	-	-	-
Total		2 959	2 663	11	695	-	-	755		
Grade										
Plant Head	g/t	2.97	3.06	(3)	3.46	-	-	3.73	-	-
Recoveries	%	73	75	(3)	36%	-	-	70	-	-
PGM Production										
Platinum	Ounces	128,811	133,238	(3)	20,042	-	-	36,029	-	-
Palladium	Ounces	58,179	60,682	(4)	6,787	-	-	25,450	-	-
Rhodium	Ounces	21,175	22,102	(4)	1,044	-	-	2,844	-	-
Gold	Ounces	895	1,274	(30)	273	-	-	4,717	-	-
Total	**Ounces**	**209,061**	**217,296**	**(4)**	**28,146**	-	-	69,040	-	-
Base Metals Prd'n										
Nickel	Tonnes	172	193	(11)	10	-	-	826	-	-
Copper	Tonnes	80	92	(13)	5	-	-	728	-	-
Chromite (000)	Tonnes	231	208	11	0	-	-	-	-	-

Note: Mimosa statistics reflect 100% activity. Aquarius attributable is 50%

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CORPORATE INFORMATION

Aquarius Platinum Limited
Exempt Company Number: 26290
(Incorporated in Bermuda)

Board of Directors

Nicholas Sibley	Chairman
Stuart Murray	Chief Executive Officer
Walter Vorwerk	Finance Director
Cathie Markus	Non-Executive Director
Patrick Quirk	Non-Executive Director
James Slade	Non-Executive Director

Company Secretary
Willi Boehm

Registered Office
Clarendon House
2 Church Street
Hamilton HM11 Bermuda
Email: info@aquariusplatinum.com
Website: www.aquariusplatinum.com

Stock Exchanges

Australian Stock Exchange Exchange Code:	AQP.AX
London Stock Exchange Exchange Code:	AQP:L

Investor Relations Coordinator
Nicholas Bias

Issued Capital
At 30 June 2003, the Company had on issue:
79,753,892 fully paid ordinary shares
2,115,000 unlisted options

Substantial Shareholders 30 June 2003	No. of Shares	Percentage
Impala Platinum Holdings	7,141,966	8.96%
Zimasco Consolidated Enterprises Limited	6,862,658	8.60%
J P Morgan Nominees Australia	6,148,447	7.71%
Chase Nominees Limited	4,600,426	5.77%
Nutraco Nominees Limited	4,009,415	5.03%

Broker (LSE)
Evolution Beeson Gregory
The Registry, Royal Mint Court
London EC3N 4LB
Telephone: + 44 20 7488 4040
Facsimile: + 44 20 7481 3762

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Aquarius Platinum (South Africa) (Proprietary) Ltd.
75% Owned
Registration Number 2000/000341/07
(Incorporated in the Republic of South Africa)

The Great Wall Group Building
Block A, 1st Floor
5 Skeen Boulevard
Bedfordview South Africa 2007
P O Box 1282
Bedfordview South Africa 2009
Telephone: +27 11 455 2050
Facsimile: +27 11 455 2095
Email: info@aquariussa.co.za

Aquarius Platinum (Australia) Limited
100% Owned
ACN 007 870 699
(Incorporated in Australia)

Level 4, Suite 5
South Shore Centre
85 The Esplanade
Perth Western Australia 6151
Telephone: +61 (8) 9367 5211
Facsimile: +61 (8) 9367 5233

Management

Stuart Murray	Chairman & Managing Director
Walter Vorwerk	Finance Director
Gert Ackerman	Operations Director
Gordon Ramsay	Projects Director
Dave Starley	General Manager Kroondal
Phil Rooke	General Manager Marikana
Gabriel de Wet	General Manager Engineering
Graham Ferreira	General Manager Finance & Company Secretary
Neil Collett	General Manager P&S Project
Hugo Holl	General Manager Everest

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Glossary

Aquarius	Aquarius Platinum Limited
AQS	Aquarius Platinum (Australia) Limited
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
DIIR	Disabling Injury Incidènce Rate - being the number of lost time injuries expressed as a rate per 200,000 man hours worked
EMPR	Environmental Management Programme Report
g/t	Grams per tonne, measurement unit of grade (1 g/t = 1 ppm or part per million)
IAS	International Accounting Standards
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
KPM	Kroondal Platinum Mine Limited
Mimosa	Mimosa Mining Company (Private) Limited
PGE	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), osmium (Os) and iridium (Ir)
PGM(s)	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA	Pooling & Sharing Agreement
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
US$	U.S. Dollar
Z$	Zimbabwe Dollar
ZAR	South African Rand
ZCEP	ZCE Platinum Limited

Further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum (Australia) Limited
+61 8 9367 5211
In South Africa:
Walter Vorwerk
Aquarius Platinum (South Africa) Pty Limited
+27 11 455 2050

In United Kingdom:
Nick Bias
Investor Relations Co-ordinator
+44 7887 920 530

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AQUARIUS
PLATINUM LIMITED

5th September 2003

COMPETITION AUTHORITIES APPROVE KROONDAL POOL & SHARE ARRANGEMENT

Aquarius Platinum is pleased to report that the Competition Commission in South Africa has approved the Kroondal Mine Pool & Share Agreement (P&SA) announced in June this year.

The P&SA is on track to become effective on November 1st 2003 and will see Aquarius Platinum and Anglo Platinum pool certain assets and share in the proceeds, extending the life of mine at Kroondal at a low capital cost by 8 years to 2016. The arrangement significantly boosts the Kroondal PGM ore reserves attributable to Aquarius by 2.53 million PGM ounces to approximately 3.76 million PGM ounces.

Further information can be found on the Kroondal Pool & Share Agreement at www.aquariusplatinum.com and in Stock Exchange and Media releases published on 9th June 2003.

In Australia:
Willi Boehm
Aquarius Platinum (Australia) Limited
+61 8 9367 5211

In the United Kingdom:
Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

In South Africa:
Charmane Russell / Janice Dempsey
Russell & Associates
+27 11 880 3924

82-5097

AQUARIUS
PLATINUM LIMITED

11 September 2003

Aquarius Platinum declares a final 2003 dividend of US 3 cents per share

Further to the results for the financial year 2003, released on 19 August 2003, Aquarius Platinum wishes to announce a final dividend of US 3 cents per share (cps).

The dividend will be paid on Friday, 31 October 2003; the record date for entitlement is Friday, 10 October 2003.

Together with an interim dividend of US 2 cents per share, declared on 28 March 2003, the total dividend for the 2003 financial year is US 5 cents per share.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum (Australia) Limited
+61 8 9367 5211

In the United Kingdom:
Nick Bias
Aquarius Platinum Limited
+27 11 455 2050 / + 44 7887 920 530

82-5097

Aquarius Platinum Limited

EXEMPT COMPANY NO. 26290

ARBN 087 577 893

Notice of Annual General Meeting

and

Explanatory Memorandum

Date of Meeting:	27 October 2003
Time of Meeting:	9:00am
Place of Meeting:	Clarendon House 2 Church Street Hamilton BERMUDA

This Notice of General Meeting and Explanatory Memorandum should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

82-5097

AQUARIUS PLATINUM LIMITED

EXEMPT COMPANY NO. 26290

ARBN 087 577 893

Notice of Annual General Meeting

Notice is hereby given that an annual general meeting of shareholders of Aquarius Platinum Limited ("**Company**") will be held at 9:00am on Monday 27 October 2003 at Clarendon House, 2 Church Street, Hamilton, Bermuda.

The Explanatory Memorandum which accompanies and forms part of this Notice of Annual General Meeting describes the various matters to be considered and contains a glossary of defined terms for terms that are not defined in full in this Notice of Annual General Meeting.

Agenda

1. Appointment of Chairman of the Meeting

2. Confirmation of the Notice and Quorum

3. Accounts for the Period Ended 30 June 2003

To receive the financial statements, Directors' report and Auditor's report for the Company and its controlled entities for the period ended 30 June 2003.

4. Resolution 1 – Re-election of Mr James Slade

To consider and, if thought fit, to pass, the following resolution:

"That James Slade who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

5. Resolution 2 – Re-election of Mr Nicholas Sibley

To consider, and if thought fit, to pass, the following resolution:

"That Nicholas Sibley who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

6. Resolution 3 - Re-appointment of Auditor

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, Messrs Ernst & Young of Perth, Western Australia, be and are hereby appointed as Auditors of the Company until the conclusion of the next annual general meeting at a fee to be agreed by the Directors."

7. Resolution 4 - Creation of Preference Shares

To consider and, if thought fit, to pass, the following resolution:

"That in accordance with bye-law 50 of the Bye-laws and for all other purposes, the authorised capital of the Company be and is hereby divided into two classes consisting of 530,000,000 common shares and 50,000,000 preference shares of a par value of US$0.15 each with the rights and restrictions as determined by the Board of Directors in accordance with bye-law 50 of the Bye-laws."

By Order of the Board

Willi Boehm
Company Secretary
DATED: 3 October 2003

82-5097

Proxy and Voting Entitlement Instructions

Proxy Instructions

Shareholders are entitled to appoint another person or persons to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be deposited at or sent by facsimile transmission to the Company's Bermuda share registry, Codan Services Limited, Clarendon House, 2 Church Street, Hamilton HM CX, Bermuda – facsimile (1 441) 292 4720, the Company's UK share registry, Computershare Investor Services plc, PO Box 82, The Pavilions, Bridgewater Road, Bristol BS99 7NH, England – facsimile (870) 703 6101, or the Company's Australian share registry, Computershare Investor Services Pty Limited, Level 2, Reserve Bank Building, 45 St George's Terrace, Perth, Western Australia – facsimile (618) 9323 2033, not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the shareholder or his/her attorney duly authorised in writing or, if the shareholder is a corporation, in a manner permitted by the Australian Corporations Act.

The proxy may, but need not, be a shareholder of the Company.

In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

Voting Entitlement

For the purposes of determining voting entitlements at the Meeting, shares will be taken to be held by the persons who are registered as holding the shares at 9:00am on Friday 24 October 2003. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

82-5097

AQUARIUS PLATINUM LIMITED

EXEMPT COMPANY NO. 26290

ARBN 087 577 893

Proxy Form

Computershare Registry Services Pty Ltd Level 2 Reserve Bank Building 45 St George's Terrace PERTH WA 6000 AUSTRALIA	OR	Codan Services Clarendon House 2 Church Street Hamilton HM CX BERMUDA	OR	Computershare Services PLC The Pavilions Bridgewater Road Bedminster Down Bristol BS99 7NH ENGLAND

I/We ______________________________

of ______________________________

being a shareholder/(s) of Aquarius Platinum Limited ("**Company**") and entitled to

______________ shares in the Company

hereby appoint ______________________________

of ______________________________

or failing him/her ______________________________

of ______________________________

or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the general meeting of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda on 27 October 2003 at 9:00 am, and at any adjournment thereof in respect of   of my/our shares or, failing any number being specified, ALL of my/our shares in the Company.

If two proxies are appointed, the proportion of voting rights this proxy is authorised to exercise is [   ]%. (An additional proxy form will be supplied by the Company on request.)

If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on a resolution, the proxy may abstain or vote at his or her discretion.

In relation to undirected proxies, the Chairman intends to vote in favour of all of the Resolutions.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of a resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

82-5097

I/we direct my/our proxy to vote as indicated below:

Resolution		For	Against	Abstain
1.	Re-election of James Slade	☐	☐	☐
2.	Re-election of Nicholas Sibley	☐	☐	☐
3.	Re-Appointment of Auditor	☐	☐	☐
4.	Creation of Preference Shares	☐	☐	☐

As witness my/our hand/s this day of 2003

If a natural person:

Signed by
in the presence of:

Signature

Signature of Witness

Name of Witness in full

If a company

Executed by
by or in the presence of:

Signature of Director

Signature of Secretary/other Director

Name of Director in full

Name of Secretary/other Director in full

If by power of attorney

Signed for and on behalf of by its Attorney under a Power of Attorney dated , and the Attorney declares that the Attorney has not received any notice of the revocation of such Power of Attorney, in the presence of:

Signature of Attorney

Signature of Witness

Name of Attorney in full

Name of Witness in full

82-5097

AQUARIUS PLATINUM LIMITED

EXEMPT COMPANY NO. 26290

ARBN 087 577 893

Explanatory Memorandum

This Explanatory Memorandum has been prepared for the information of members in Aquarius in connection with the business to be conducted at the Annual General Meeting of the members of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda on Monday 27 October 2003 at 9:00 am.

This Explanatory Memorandum should be read in conjunction with, and forms part of, the accompanying Notice of Annual General Meeting. A glossary of terms is included at the end of this Explanatory Memorandum.

Full details of the resolutions to be considered at the Meeting are set out below.

1. Resolution 1 – Re-Election of James Slade as a Director

It is a requirement under the Company's Bye-laws that James Slade retire by rotation. Mr Slade has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that James Slade be re-elected.

2. Resolution 2 – Re-Election of Nicholas Sibley as a Director

It is a requirement under the Company's Bye-laws that Nicholas Sibley retire by rotation. Mr Sibley has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Nicholas Sibley be re-elected.

3. Resolution 3 – Re-Appointment of Auditor

Section 89(2) of the Companies Act 1981 of Bermuda provides that members of a company at each annual general meeting shall appoint one or more auditors to hold office until the close of the next annual general meeting. In addition, Section 89(6) provides that the remuneration of an auditor appointed by the members shall be fixed by the members or by the Directors, if they are authorised to do so by the members.

Ernst & Young are the Company's auditors and, following completion of an audit tender process, the Directors recommend that Ernst & Young be re-appointed the Company's auditors. Pursuant to Resolution 3, Ernst & Young will be re-appointed the Company's auditors until the close of the next annual general meeting at a fee to be agreed by the Directors.

4. Resolution 4 - Creation of Preference Shares

The Company is seeking shareholder approval to create a class of preference shares. The Board has no current intention to issue any preference shares. However, under Bermuda law and the Bye-laws, Aquarius is not able to issue any preference shares until its share capital is divided into common shares and preference shares. Once that approval has been obtained, the

82-5097

Board is able to determine the terms of the preference shares and issue any such shares. The Company experiences delays and incurs significant costs when obtaining shareholder approvals. Accordingly the Company has chosen this opportunity to seek shareholder approval to create preference shares, notwithstanding that it has no current intention to issue any such shares.

Currently the Company has on issue 79,753,892 common shares of US$0.15 each. If Resolution 4 is passed, the authorised capital of Aquarius will be 530,000,000 common shares and 50,000,000 preference shares, of a par value of US$0.15 each.

5. Glossary of Terms

In the Notice of Annual General Meeting and this Explanatory Memorandum the following words and expressions have the following meanings:

"**ASX**" means Australian Stock Exchange Limited.

"**Board**" means the board of Directors.

"**Company**" and "**Aquarius**" means Aquarius Platinum Limited Exempt Company No. 26290 / ARBN 087 557 893.

"**Directors**" means the directors of the Company from time to time.

"**Explanatory Memorandum**" means this explanatory memorandum.

"**Meeting**" and "**Annual General Meeting**" means the annual general meeting of shareholders in the Company or any adjournment thereof, convened by the Notice.

"**Notice**" and "**Notice of Annual General Meeting**" means the notice of annual general meeting which accompanies this Explanatory Memorandum.

"**Resolution**" means a resolution referred to in the Notice of Annual General Meeting.

"**Share**" means share in the capital of the Company.

82- 5097

04 JAN 23 AM 7:21

AQUARIUS
PLATINUM LIMITED

FACSIMILE TRANSMISSION

Date:	22 January 2004	
To:	Office of International Corporation Finance	
Company:	Securities and Exchange Commission	
Fax:	0011 1 202 942 9624	
From:	Nick Bias	
Number of Pages:	20	*(Including this cover page)*
Re:	**Aquarius Platinum Limited - File # 82-5097**	

(Incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

	Number of Shares
CAPITAL INTERNATIONAL LIMITED	
Registered Name	
State Street Bank & Trust Co.	873,409
Bank of New York Nominees	2,233,881
Mellon Nominees (UK) Limited	168,200
KAS UK	13,600
Bank One London	95,400
Northern Trust AVFC	126,286
Mellon Bank NA	170,900
HSBC Bank plc	261,700
Deutsche Bank AG	291,620
Midland Bank plc	46,023
Lloyds Bank	56,236
MSS Nominees Limited	58,000
Royal Bank of Scotland	9,800
Nortrust Nominees	1,618,471
Morgan Guaranty	71,477
Citibank London	127,400
Barclays Bank	34,300
Bankers Trust	1,145,800
Northern Trust	320,969
State Street Nominees Limited	242,724
Clydesdale Bank plc	52,500
Chase Nominees	1,842,964
	9,861,660
CAPITAL INTERNATIONAL SA	
Registered Name	
Credit Suisse London	36,000
JP Morgan	634,500
HSBC Bank plc	159,100
Deutsche Bank AG	197,959
Citibank NA	27,648
RBSTB Nominees Ltd	49,500
Lloyds Bank	22,674
National Westminster Bank	125,300
State Street Bank & Trust Co.	50,900
MSS Nominees Limited	33,900
Royal Bank of Scotland	958,415
Morgan Stanley	16,500
Nortrust Nominees	14,300
Brown Bros	26,900
Citibank London	10,300
Midland Bank plc	256,100
Chase Nominees	1,296,198
Bank of New York Nominees	27,300
State Street Nominees Limited	13,700
Barclays Bank	337,500
Pictet & Cie, Geneva	9,500
	4,304,194
CAPITAL INTERNATIONAL, Inc	
Registered Name	
HSBC Bank plc	114,180
State Street Nominees Limited	840,626

Bank of New York Nominees	108,466
Chase Nominees	513,200
Midland Bank plc	55,900
Nortrust Nominees	44,400
Royal Bank of Scotland	75,800
State Street Bank & Trust Co.	6,514
Citibank	5,800
RBSTB Nominees Ltd	12,200
Citibank NA	75,800
	1,852,886